Filed pursuant to Rule 424(b)(3)

Registration No. 333-249490

PROSPECTUS

NAKED BRAND GROUP LIMITED

47,370,675 Ordinary Shares

This prospectus relates to the resale by the Selling Shareholders (as defined below) of up to 47,370,675 of our Ordinary Shares (as defined below).

The shares offered for resale hereby consist of Ordinary Shares underlying redeemable conversion shares (the “Bendon Conversion Shares”) issued by Bendon (as defined below), one of our operating subsidiaries, pursuant to a settlement agreement dated October 5, 2020 (the “Settlement Agreement”). We will not receive any proceeds from the sale of the securities by the Selling Shareholders under this prospectus.

Information regarding the Selling Shareholders, the number of Ordinary Shares that may be sold by them, and the times and manner in which they may offer and sell the Ordinary Shares under this prospectus is provided under the sections titled “Selling Shareholders” and “Plan of Distribution.” We have not been informed by the Selling Shareholders when or in what amount the Selling Shareholders may offer the securities for sale. The Selling Shareholders may sell any, all, or none of the securities offered by this prospectus. The Selling Shareholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation.

Our Ordinary Shares trade on the Capital Market of The Nasdaq Stock Market (“Nasdaq”) under the symbol “NAKD.” The last sale price of our Ordinary Shares on October 23, 2020 was US$0.08 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page 9 to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state or foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated October 26, 2020

You should rely only on the information contained in this prospectus and the documents we incorporate by reference in this prospectus. We have not authorized anyone to provide you with different information. We do not take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. We are not making an offer to sell the securities in any jurisdiction where the offer or sale thereof is not permitted. The information contained in this prospectus and incorporated by reference in this prospectus is accurate only as of the respective date of such information, regardless of the time of delivery of this prospectus or of any sale or offer to sell hereunder.

To the extent this prospectus contains summaries of the documents referred to herein, you are directed to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed, or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of such documents as described below in the section titled “Where You Can Find Additional Information.”

This prospectus contains references to a number of trademarks which are registered or for which we have pending applications or common law rights. Our major trademarks include, among others, Bendon, Bendon Man, Davenport, Fayreform, Lovable, Pleasure State, VaVoom, Evollove, Hickory and Frederick’s of Hollywood and other related trademarks. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus and the documents we incorporate by reference are listed without the ®, (sm) and (tm) symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

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PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in this prospectus and in the documents incorporated in this prospectus by reference, including our Annual Report on Form 20-F for the fiscal year ended January 31, 2020 (the “Annual Report”), and is qualified in its entirety by the more detailed information herein and therein. This summary may not contain all of the information that is important to you. You should read the entire prospectus and the documents incorporated by reference in this prospectus, including the information in “Risk Factors” and our financial statements and the related notes thereto, before making an investment decision.

Unless otherwise stated in this prospectus,

●	“Bendon” refers to Bendon Limited, one of our operating subsidiaries;

●	“FOH” refers to FOH Online Corp., one of our operating subsidiaries;

●	“Ordinary Shares” refers to our ordinary shares, no par value;

●	“Selling Shareholders” refers to the persons listed in the table set forth in the section “Selling Shareholders,” and the pledgees, donees, permitted transferees, assignees, successors, and others who later come to hold any of the Selling Shareholders’ interests in the Ordinary Shares offered hereby other than through a public sale; and

●	“we,” “us,” “our,” or “our company,” refers to Naked Brand Group Limited, our subsidiaries, and our predecessor operations.

Unless otherwise stated in this prospectus, references to dollar amounts mean United States Dollars. On December 20, 2019, we completed a reverse stock split of our Ordinary Shares, pursuant to which every 100 Ordinary Shares outstanding as of the effective time of the reverse stock split were combined into one Ordinary Share. All share and per share information in this prospectus is presented on post-reverse split basis.

Overview

We operate in the highly competitive specialty retail business. We are a designer, distributor, wholesaler, and retailer of women’s and men’s intimate apparel, as well as women’s swimwear. Our merchandise is sold through company-owned retail stores in Australia and New Zealand; through online channels in Australia, New Zealand and the U.S.; and through wholesale partners in Australia and New Zealand and, on a more limited basis, through wholesale partners and distributors in the United Kingdom and the European Union (collectively, the “E.U.”).

We previously sold our merchandise through wholesale partners in the U.S., as well. However, in order to improve our profitability, we have exited the U.S. wholesale market, although we continue to sell in the U.S. through online channels. We also substantially reduced the size of our operations in the E.U. wholesale market.

Our Brands

Bendon

Our brands include our flagship Bendon brand, as well as our Bendon Man, Davenport, Fayreform, Lovable, Pleasure State, VaVoom, Evollove, and Hickory brands. We sell products under these brands at 60 Bendon stores in Australia and New Zealand and online at www.bendonlingerie.com. Additionally, we sell products under these brands in approximately 325 wholesale stores in Australia, New Zealand and the E.U., and through distributors in the E.U.

Frederick’s of Hollywood

Since 1946, Frederick’s of Hollywood has set the standard for innovative apparel, introducing the push-up bra and the padded bra to the U.S. market. The brand’s rich history has led it to become one of the most recognized in the world. Through FOH, we are the exclusive licensee of the Frederick’s of Hollywood online license for the U.S., Australia and New Zealand, under which we sell Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products. We sell our Frederick’s of Hollywood products online at www.fredericks.com.

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Former Brands

We previously sold products under the Stella McCartney, Heidi Klum and Naked brands. Our license to the Stella McCartney brand terminated on June 30, 2018. On January 31, 2020, we entered into a termination agreement with Heidi Klum and Heidi Klum Company, LLC, which provides for the termination of the license agreement between the parties. On January 28, 2020, we sold all of our right, title and interest in the Naked brands to Gogogo SRL. We may continue selling existing Heidi Klum branded products, as well as Heidi Klum branded products manufactured on or prior to June 30, 2020 under existing contracts. The right to continue selling such products will continue until six months after the date of the termination agreement in the Northern Hemisphere and until 12 months after the date of the termination agreement in the Southern Hemisphere. We also may continue selling any inventory bearing the Naked brand that was in existence as of the closing.

Our Strengths

We believe the following competitive strengths contribute to our leading market position and differentiate us from our competition:

Distinct, Well-Recognized Brands

Our iconic brands, including Bendon, Pleasure State, Fayreform and Frederick’s of Hollywood, have come to represent a unique lifestyle across its targeted customers. Our brands allow us to target markets across the economic spectrum, across demographics and across the world. We believe our flagship brands and prominent, highly recognized creative directors provide us with a competitive advantage.

In-Store Experience and Store Operations

We view our customers’ in-store experience as an important vehicle for communicating the image of each brand. We utilize visual presentation of merchandise, in-store marketing and our sales associates to reinforce the image represented by the brands. Our in-store marketing is designed to convey the principal elements and personality of each brand. The store design, furniture, fixtures and music are all carefully planned and coordinated to create a unique shopping experience. Every brand displays merchandise uniformly to ensure a consistent store experience, regardless of location. Store managers receive detailed plans designating fixture and merchandise placement to ensure coordinated execution of the company-wide merchandising strategy. Our sales associates and managers are a central element in creating the atmosphere of the stores by providing a high level of customer service.

Product Development, Sourcing and Logistics

We believe a large part of our success comes from frequent and innovative product launches, as well as launches of new collections from our existing brands. Our merchant, design and sourcing teams have a long history of bringing innovative products to our customers. Our key vendor partners are industry leaders in both innovation and social responsibility. We work closely together to form a world class supply chain that is dynamic and efficient.

Highly Experienced Leadership Team

Our management team is led by Justin Davis-Rice, Executive Chairman, who joined Bendon in 2011 and is responsible for leading our revenue growth. Prior to joining Bendon, Mr. Davis-Rice co-founded Pleasure State. Anna Johnson, Chief Executive Officer, brings to us a track record of over 25 years’ experience driving growth across a number of industries, including consumer electronics, outdoor adventure and intimate apparel. The rest of our senior management team has a wealth of retail and business experience at The Warehouse Group, Cotton On Group and Hewlett Packard. We have developed a strong and collaborative culture aligned around our goals to create the most beautiful, innovative lingerie that is designed to enhance comfort and fit for women all over the world.

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Recent Developments

COVID-19

As of the time of this prospectus supplement, the impacts of the COVID-19 pandemic have been broad reaching, including impacts to our retail and wholesale businesses. We temporarily closed our bricks and mortar stores for eight weeks across March to May 2020. In addition, due to a state of emergency being declared, the Australian stores in the state of Victoria have been closed temporarily from August 3, 2020 and the Auckland stores in New Zealand are trading again after being closed for two weeks. However, we have been able to continue to sell merchandise through our two online stores and fulfil online orders from the New Zealand and U.S. warehouses.

To mitigate the significant impact on cashflow we worked with suppliers to get support with delayed payments and reached agreements with certain key suppliers to push back payments. In addition, we continue to negotiate support from landlords to provide rent abatements through the period of closure and until revenue levels return to previous levels. Employees agreed to work reduced hours and we have applied for government wage subsidies from the New Zealand and Australian governments. At the date of this prospectus supplement, we have received NZ$2.0 million in subsidies from the New Zealand government and AU$0.7 million in subsidies from the Australian government. We have also been in discussion with the Bank of New Zealand (“BNZ”) to defer loan repayments (see “Senior Secured Credit Facility” below). We are investigating other government funding packages for which we may be eligible. The impact of COVID-19 in Asia delayed stock flow due to temporary factory closures. We are working with suppliers who are now back operating to prioritize and reschedule orders and inventory flow has resumed.

The full impact of the COVID-19 pandemic continues to evolve, and, as such, it is uncertain as to the full magnitude that the pandemic will have on our financial condition, liquidity, and future results of operations. Management and the directors are monitoring the situation on a daily basis and forward planning to minimize the total impact to the group.

For more information, see Item 5 of our Annual Report.

Senior Secured Credit Facility

Effective March 12, 2020, we entered into a Deed of Amendment and Restatement (the “Restated Facility Agreement”) that amended and restated that certain Facility Agreement, originally dated June 27, 2016, as amended from time to time, by and among Bendon, as borrower, us and certain subsidiaries and affiliates of ours, as guarantors, and BNZ, as lender. Under the Restated Facility Agreement, BNZ will continue to make available (i) a revolving credit facility (the “Revolving Facility”), for which the facility limit, as amended, currently is NZ$16.5 million, and (ii) an instrument facility (the “Instrument Facility”), for which the facility limit is NZ$1.345 million. The Revolving Facility has an outstanding principal balance of NZ$16.5 million as of the date of this prospectus. We will reduce our indebtedness under the Restated Facility Agreement by an aggregate of NZ$7 million in periodic installments through November 30, 2021, which will also reduce the facility limit under the Revolving Facility. The facilities terminate on March 12, 2022. As at January 31, 2020, we were compliant under the facility covenants then in effect. However, we have not been compliant with the financial covenants under the Restated Facility Agreement, due to the impact of COVID-19, and we are currently in negotiations with BNZ to revise these temporarily. For more information, see Item 5.B of our Annual Report.

ATM

We are party to an equity distribution agreement (the “Sales Agreement”) with Maxim Group LLC (“Maxim”), dated as of August 20, 2020 and amended as of September 25, 2020, pursuant to which we may sell, from time to time, through Maxim, Ordinary Shares having an aggregate offering price of up to US$18,500,000. Sales of the Shares, if any, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act. Pursuant to the Sales Agreement, through October 23, 2020, we have sold an aggregate of 136,432,150 Ordinary Shares for gross proceeds of US$17,823,227 (NZ$27,004,889) and net proceeds of US$17,228,530 (NZ$2,194,742,), after payment to Maxim of an aggregate of US$534,697 (NZ$810,147) in commissions. In addition, we have entered into a new equity distribution agreement (the “New Sales Agreement”) with Maxim, dated as of October 19, 2020, pursuant to which we may sell, from time to time, through Maxim, Ordinary Shares having an aggregate offering price of up to US$50,000,000. Upon the commencement of sales under the New Sales Agreement, we intend to terminate the prior Sales Agreement.

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Convertible Promissory Notes

Notes Issued in October, November, and December 2019 and January, February, and April 2020

In each of October, November and December 2019 and January, February, and April 2020, we completed a private placement of a convertible promissory note (each, a “Prior Note”) and a warrant to purchase Ordinary Shares to either St. George Investments LLC or Iliad Research and Trading L.P., which are affiliates of one another (together, the “Affiliated Holders”). Each private placement of a Note was made pursuant to a Securities Purchase Agreement with the applicable Affiliated Holder. The aggregate purchase price of the Notes was US$15,500,000 (NZ$23,485,000). Each of the Notes was issued with an original issue discount of 5%, and certain expenses of the Affiliated Holder were added to the balance of each Note. In addition, the applicable Affiliated Holder had the right to exchange each warrant for a 5% increase in the outstanding balance of the related Note, a right the Affiliated Holder exercised in each case. Because we did not timely complete an equity financing as required by each of the Notes and did not timely file a registration statement as required by the Notes issued in February and April 2020, the outstanding balance of each applicable Note was increased by 10% for each such occurrence.

Each of the Notes issued in October, November and December 2019 and January 2020 had an initial fixed conversion price of US$5.00 per share (in the case of the October 2019 note) or US$4.00 per share (in the case of the other notes). Pursuant to amendments in January 2020, on three occasions, we temporarily reduced the conversion price of the Note issued in December 2019. Furthermore, pursuant to amendments in April and June 2020, we modified the Notes issued in October, November and December 2019 and January 2020 so that they could be converted at a floating conversion price, provided we approved each such conversion. Subject to our approval, the holders of such Notes could convert the outstanding balance of the notes into Ordinary Shares at a conversion price per share that was equal to (i) a percentage of not less than 75%, multiplied by (ii) the lowest daily volume weighted average price of the Ordinary Shares in the preceding 20 trading days, but in any event not less than a specified floor price. As of October 23, 2020, the entire outstanding balance of the Notes issued in October, November and December 2019 and January 2020, or approximately US$15,000,000 (NZ$22,700,000), had been converted into 35,746,486 Ordinary Shares.

In August 2020, we entered into a similar amendment with respect the Note issued in February 2020, so that it also may be converted at a floating conversion price, provided we approve each such conversion, on the same terms as described above. The Note issued in April 2020 remains convertible only at its initial fixed conversion price. As of October 23, 2020, US$350,000 (NZ$530,000) of the Note issued in February 2020 had been converted into 1,875,670 Ordinary Shares.

Each of the remaining Notes issued in February and April 2020 bears interest at 20% per annum, compounded daily, and matures two years after its issuance. As of October 23, 2020, the aggregate outstanding principal balance of the remaining Notes was approximately US6,518,000 (NZ$9,875,000).

Note and Purchase Warrant Issued in July 2020

In July 2020, we completed a private placement of a convertible promissory note (the “July Note”) and a warrant to purchase Ordinary Shares (the “July Purchase Warrant”) to one of the Affiliated Holders, Iliad Research Trading L.P., pursuant to a Securities Purchase Agreement, for an aggregate purchase price of US$8,000,000 (NZ$12,100,000). The July Note was issued with an original issue discount of 5%, and certain expenses of the Affiliated Holder were added to the balance of the July Note, for an original principal balance of US$8,420,000. We also granted a financing rebate to the Affiliated Holder, resulting in net proceeds to us of approximately US$7,200,000 (NZ$10,900,000) from the sale of the July Note. The July Note accrues interest at the following rate: (i) for a period of 90 days starting on its issuance date, 2.0% per annum, (ii) for the next 90 days, 10.0% per annum and (iii) thereafter, 15.0% per annum. The July Note matures on the second anniversary of its issuance.

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The July Note is convertible at the election of the Affiliated Holder into Ordinary Shares at a conversion price equal to the lower of US$0.2424 (80% of the closing bid price of the Ordinary Shares on the trading day immediately prior to August 24, 2020, the date the resale registration statement for the Ordinary Shares underlying the July Note was declared effective). In addition, during the ten-day period following August 24, 2020, we had the right to require the Affiliated Holder to convert the entire principal amount of the July Note in excess of US$2,100,000, and all accrued interest on the July Note, into Ordinary Shares. Between August 25 and September 2, 2020, the Affiliated Holder exercised its right to convert US$1,780,960 in principal amount of the July Note, resulting in the issuance of 7,347,195 Ordinary Shares. On September 3, 2020, we exercised our right in full to require conversion of the July Note. To the extent the Affiliated Holder would have beneficially owned more than 9.9% of our outstanding Ordinary Shares after such required conversion, we issued to the Affiliated Holder “pre-funded” warrants (the “July Pre-Funded Warrants”) in lieu of such shares. As a result, we issued 3,316,521 Ordinary Shares and a July Pre-Funded Warrant to purchase 15,492,344 Ordinary Shares to the Affiliated Holder on September 3, 2020. As of October 23, 2020, the Affiliated Holder had exercised the July Pre-Funded Warrant in full. As of such date, the outstanding balance of the July Note was approximately US$2,106,000 (NZ$3,191,000).

The July Purchase Warrant entitles the Affiliated Holder to purchase Ordinary Shares at an exercise price of US$0.6707 per share. In addition, if the exercise price of the July Purchase Warrants is higher than the last closing bid price of the Ordinary Shares, the July Purchase Warrants may be exercised on a cashless basis for a number of shares equal to the Black-Scholes value per share underlying the July Purchase Warrant, multiplied by the number of shares as to which the July Purchase Warrant is being exercised, divided by the closing bid price as of two business days prior to the exercise date, but in any event not less than the floor price specified in the July Purchase Warrant. For this purpose, the Black-Scholes value per share underlying the July Purchase Warrant is a fixed value as set forth in the July Purchase Warrant. The July Purchase Warrant expires on July 24, 2025. As of October 23, 2020, the July Purchase Warrant had been exercised as to 7,251,581 Ordinary Shares on a cashless exercise basis using the Black-Scholes value, resulting in the issuance of 31,253,032 Ordinary Shares, and 11,884,783 Ordinary Shares remain subject to the July Purchase Warrant.

Nasdaq Noncompliance

On March 11, 2020, we received a notice from the Nasdaq Listing Qualifications Department stating that, for the previous 30 consecutive business days, the closing bid price for the Ordinary Shares had been below the minimum of US$1.00 per share required for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that we would be afforded 180 calendar days to regain compliance with the minimum bid price requirement. In addition, Nasdaq has tolled the compliance period from April 16, 2020 through June 30, 2020, due to the impact of COVID-19. Accordingly, we have until November 23, 2020 to regain compliance with the minimum bid price requirement. In order to regain compliance, the closing bid price for the Ordinary Shares must be at least US$1.00 per share for a minimum of ten consecutive business days. The notification letter also stated that in the event we do not regain compliance within the initial 180-day period, we may be eligible for an additional 180 calendar days.

The Nasdaq notifications have no effect at this time on the listing of the Ordinary Shares, and the Ordinary Shares continue to trade under the symbol “NAKD.”

Background of the Offering

On October 5, 2020, we entered into a Settlement Agreement with each of (i) Timothy D. Connell and (ii) William Gibson and Ivory Castle Limited (collectively, the “Lenders”). The Lenders had alleged that specific repayment terms of loans made by them were not met as promised and sought repayment of the loans. Pursuant to the Settlement Agreements, the Lenders agreed to settle the dispute in consideration for our issuance to them of Bendon Conversion Shares with an aggregate value of US$3,789,654. The Bendon Conversion Shares are convertible into our Ordinary Shares at a conversion price equal to the closing market price of our Ordinary Shares on the trading day immediately preceding the date that the Lenders or Bendon, as applicable, delivers a notice of conversion, subject to a floor of $0.05 per share (which minimum amount is subject to adjustment for any share dividend, subdivision, or combination of share capital or any similar transaction), provided that Nasdaq has completed its review of the offering and not raised any objection thereto. We are registering for resale pursuant to this prospectus the Ordinary Shares issuable upon conversion of the Bendon Conversion Shares. See “The Private Placement” below.

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Corporate Information

Our principal office is located at 8 Airpark Drive, Airport Oaks, Auckland 2022, New, Zealand, and our telephone number is +64 9 275 0000. Our registered office is located at 1/23 Court Road, Double Bay, New South Wales 2028, Australia. Our agent for service of process in the United States is Graubard Miller, our U.S. counsel, located at The Chrysler Building, 405 Lexington Avenue, New York, New York 10174. Our corporate website is located at www.nakedbrands.com. The information on our website shall not be deemed part of this prospectus.

Emerging Growth Company

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). As an emerging growth company, we are eligible, and have elected, to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation (to the extent applicable to a foreign private issuer).

We could remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of the consummation of our initial public offering. However, if our annual gross revenue is US$1.07 billion or more, or our non-convertible debt issued within a three year period exceeds US$1 billion, or the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the last day of that fiscal year.

Foreign Private Issuer

We are a “foreign private issuer” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with Securities and Exchange Commission (the “SEC”) as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act, and we are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors, and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Ordinary Shares.

The Nasdaq Listing Rules allow foreign private issuers, such as us, to follow home country corporate governance practices (in our case Australian) in lieu of the otherwise applicable Nasdaq corporate governance requirements. In accordance with this exception, we follow Australian corporate governance practices in lieu of certain of the Nasdaq corporate governance standards, as more fully described in our Annual Report on Form 20-F for the fiscal year ended January 31, 2020, as amended, which is incorporated herein by reference. See “Where You Can Find Additional Information” on page 22.

Risks Affecting Our Company

In evaluating an investment in our securities, you should carefully read this prospectus and especially consider the factors incorporated by reference in the section titled “Risk Factors” commencing on page 9.

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THE OFFERING

Ordinary Shares being offered by the Selling Shareholders	47,370,675 shares(1)

Ordinary Shares outstanding	234,001,906 shares(2)

Listing of Ordinary Shares and trading symbols	Our Ordinary Shares trade on the Nasdaq Capital Market under the symbol “NAKD”.

Plan of distribution	The Ordinary Shares covered by this prospectus may be sold by the Selling Shareholders in the manner described under the section entitled “Plan of Distribution.”

Use of proceeds	We will not receive any proceeds from the sale of the securities by the Selling Shareholders under this prospectus.

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our securities.

(1)	This amount equals 150% of the number of shares issuable upon conversion of Bendon Conversion Shares (based on a closing sale price of the Ordinary Shares of $0.12 on October 6, 2020), which represents a good faith estimate of the maximum number of Ordinary Shares underlying such securities. The number of Ordinary Shares actually issued upon conversion of the Bendon Conversion Shares may be substantially more or less than this amount as described elsewhere in this prospectus.

(2)

Based on the number of shares issued and outstanding as of as of October 23, 2020. The number of Ordinary Shares issued and outstanding excludes 3,345,000 shares that have been sold under the Sales Agreement through October 23, 2020 but not yet issued as of such date, excludes the shares underlying the Bendon Conversion Shares and excludes the following:

●	approximately 8,689,000 Ordinary Shares estimated to be issuable upon conversion of the July Note (assuming that the balance of the note and all accrued interest thereon as of October 23, 2020 was converted in full at the current conversion price) and 11,884,783 Ordinary Shares underlying the July Purchase Warrant. However, the actual number of shares issuable upon exercise of the July Purchase Warrant may be substantially more than the foregoing amount, depending, among other things, on whether the July Purchase Warrant is exercised through a Black-Scholes cashless exercise. In such event, the number of shares issuable upon exercise of the July Purchase Warrant would depend on the market price of the Ordinary Shares at the time of exercise. We cannot predict the market price of our Ordinary Shares at any future date, and therefore, we are unable to accurately forecast or predict the total amount of shares that ultimately may be issued;

●	approximately 1,629,000 Ordinary Shares estimated to be issuable upon the conversion of the Prior Notes issued in February and April 2020 (assuming that the balance of each such note as of October 23, 2020 was converted in full at the fixed conversion price provided in each such note). However, the actual number of shares issuable upon conversion of such notes may be substantially more than the foregoing amount, because the Prior Note issued in February 2020 may be converted at a floating conversion price based on the current market price of our Ordinary Shares, provided we approve such conversion. Subject to our approval, the holder of such note may convert the outstanding balance of such note into the Ordinary Shares at a floating conversion price per share that is equal to (i) a percentage of not less than 75%, multiplied by (ii) the lowest daily volume weighted average price of the Ordinary Shares in the preceding 20 trading days, but in any event not less than a specified floor price. Based on the outstanding balance of approximately US$4,274,000 as of October 23, 2020, and an assumed floating conversion price of US$0.15 (which is the floor price), the Prior Note issued in February 2020 would be convertible into approximately 28,496,000 Ordinary Shares. We cannot predict the market price of our Ordinary Shares at any future date, and therefore, we are unable to accurately forecast or predict the total amount of shares that ultimately may be issued under the Note issued in February 2020; and

●	592,900 Ordinary Shares underlying our outstanding warrants (other than the July Purchase Warrant).

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RISK FACTORS

An investment in our securities involves a high degree of risk. Before investing in our Ordinary Shares, you should carefully consider the risk factors set forth below and those described under “Risk Factors” in the documents incorporated by reference herein, including in our most recent Annual Report on Form 20-F filed with the SEC, together with the other information included in this prospectus and incorporated by reference herein from our filings with the SEC. If any of such risks or uncertainties occurs, our business, financial condition, and operating results could be materially and adversely affected. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may materially and adversely affect our business operations. As a result, the trading price of our Ordinary Shares could decline and you could lose all or a part of your investment.

Risks Relating to Our Business

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

Our business has been and may continue to be adversely affected by a widespread outbreak of contagious disease, including the recent COVID-19 pandemic, resulting in business closures and a limit on consumer and employee travel across the globe. Any outbreak of contagious diseases, or other adverse public health developments, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to travel, reduced traffic in our stores and the stores of our wholesale customers, temporary closures of our stores and/or office buildings or the facilities of our wholesale customers or suppliers. We may also see disruptions or delays in shipments and negative impacts to pricing of certain components of our products. Further, any disruption of our customers or suppliers would likely impact our sales and operating results. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and likely impact our operating results. The resulting economic downturn can also negatively impact our share price.

As of the time of this filing, the impacts of the COVID-19 pandemic have been broad reaching, including impacts to our retail and wholesale businesses. The pandemic has had an impact on our business globally, with significant temporary store closures. The COVID-19 pandemic is also impacting the Asia region where we source most of our inventory. Temporary factory closures and the pace of workers returning to work has impacted our suppliers’ ability to source certain raw materials and to produce and fulfill finished goods orders in a timely manner. As of the date of this filing, we have also experienced impacts on deliveries, driven primarily by factory labor shortages and port congestion. However, the ability of our distribution and logistics providers to operate may be further impacted depending on the continued severity and duration of the pandemic and may have a significant impact on the cost and timing of receipts for future seasons. The occurrence of any of these events could further negatively impact our future consolidated financial position, results of operations and cash flows. There could be a prolonged impact on our business due to slow economic recovery or changes in consumer behavior. If we experience a sustained decrease in consumer demand related to the COVID-19 pandemic, it may exacerbate our need for additional financing. There is no guarantee that we will be able to obtain such additional financing, on acceptable terms or at all. The results for the full fiscal 2021 could also be impacted in ways we are not able to predict today, including, but not limited to, non-cash write-downs and asset impairment charges (including impairments on property and equipment, operating lease right-of use assets and intangible assets); unrealized gains or losses related to investments; foreign currency fluctuations; and collections of accounts receivables.

We are continuing to monitor the potential impact of the COVID-19 pandemic. As of the date of this prospectus, the Australian stores in the state of Victoria remain temporarily closed since August 3, 2020 and the Auckland stores in New Zealand are trading again following a two week closure due to a state of emergency being declared.

The two online stores are trading, and we are able to fulfil orders from the New Zealand and U.S. warehouses. In order to mitigate the significant impact on cash inflow we are working with our suppliers and lenders to extend payment terms. We are in discussions with BNZ to extend loan repayment dates and with our landlords to provide abatements through the period of closure. We have reduced staff hours and applied for government subsidies for the New Zealand and Australian employees. At the date of this prospectus, we had received NZ$2.0m in subsidies from the New Zealand government and AU$0.7m from the Australian government.

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We are and may become the subject of various claims, threats of litigation, litigation or investigations which could have a material adverse effect on our business, financial condition, results of operations or price of our ordinary shares.

We are and may become subject to various claims, threats of litigation (including, from current and former shareholders of our company), litigation or investigations, including commercial disputes and employee claims, and from time to time may be involved in governmental or regulatory investigations or similar matters. Any claims asserted against us or our management, regardless of merit or eventual outcome, could harm our reputation and have an adverse impact on our relationship with our clients, distribution partners and other third parties and could lead to additional related claims. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Any judgments or settlements in any pending litigation or future claims, litigation or investigation could have a material adverse effect on our business, financial condition, results of operations and price of our Ordinary Shares.

Risks Related to the Offering

Sales by the Selling Shareholders of the Ordinary Shares covered by this prospectus could adversely affect the trading price of our Ordinary Shares.

We are registering for resale up to 47,370,675 Ordinary Shares underlying the Bendon Conversion Shares, or approximately 14% of our outstanding Ordinary Shares on a fully-diluted basis as of October 23, 2020. This amount represents 150% of the number of shares issuable upon conversion of Bendon Conversion Shares (based on a closing sale price of the Ordinary Shares of $0.12 on October 6, 2020), which represents a good faith estimate of the maximum number of Ordinary Shares underlying such securities. The actual number of shares issued upon such conversion may be substantially more or less than this estimate, depending, among other things, the future market price of our Ordinary Shares. We cannot predict the market price of our Ordinary Shares at any future date, and therefore, we are unable to accurately forecast or predict the total amount of shares that ultimately may be issued under the Bendon Conversion Shares. The resale of all or a substantial portion of the shares offered hereby in the public market, or the perception that these sales might occur, could cause the market price of our Ordinary Shares to decrease and may make it more difficult for us to sell Ordinary Shares in the future at a time and upon terms that we deem appropriate.

We may issue additional securities in the future, which may result in dilution to our shareholders.

We are not restricted from issuing additional Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares. Because we anticipate we will need to raise additional capital to operate and/or expand our business, we expect to conduct equity offerings in future. We also may issue additional Ordinary Shares under the Sales Agreement and the New Sales Agreement, upon conversion of our outstanding convertible promissory notes and upon exercise of our outstanding warrants, in addition to the ordinary shares underlying the Bendon Conversion Shares.

As of October 23, 2020, there were approximately 8,689,000 Ordinary Shares estimated to be issuable upon conversion of the July Note (assuming that the balance of the note and all accrued interest thereon as of such date was converted in full at the current conversion price) and 11,884,783 Ordinary Shares underlying the July Purchase Warrant. However, the actual number of shares issuable upon exercise of the July Purchase Warrant may be substantially more than the foregoing amount, depending, among other things, on whether the July Purchase Warrant is exercised through a Black-Scholes cashless exercise. In such event, the number of shares issuable upon exercise of the July Purchase Warrant would depend on the market price of the Ordinary Shares at a future date. We cannot predict the market price of our Ordinary Shares at any future date, and therefore, we are unable to accurately forecast or predict the total amount of shares that ultimately may be issued.

In addition, as of October 23, 2020, there were approximately 1,629,000 Ordinary Shares estimated to be issuable upon the conversion of the Prior Notes issued in February and April 2020 (assuming that the balance of each such note as of such date was converted in full at the fixed conversion price provided in each such note). However, the actual number of shares issuable upon conversion of the Prior Notes issued in February and April 2020 may be substantially more than the foregoing amount, because the Prior Note issued in February 2020 may be converted at a floating conversion price based on the current market price of our Ordinary Shares, provided we approve such conversion. Subject to our approval, the holder of such note may convert the outstanding balance of such note into the Ordinary Shares at a floating conversion price per share that is equal to (i) a percentage of not less than 75%, multiplied by (ii) the lowest daily volume weighted average price of the Ordinary Shares in the preceding 20 trading days, but in any event not less than a specified floor price. Based on the outstanding balance of approximately US$4,274,000 as of October 23, 2020, and an assumed floating conversion price of US$0.15 (which is the floor price), the Prior Note issued in February 2020 would be convertible into approximately 28,496,000 Ordinary Shares. We cannot predict the market price of our Ordinary Shares at any future date, and therefore, we are unable to accurately forecast or predict the total amount of shares that ultimately may be issued under the Prior Note issued in February 2020.

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Furthermore, as of October 23, 2020, there were 592,900 Ordinary Shares underlying our outstanding warrants (other than the July Purchase Warrant).

There is no limit on the number of Ordinary Shares we may issue under our constitution. To the extent our outstanding warrants are exercised, our outstanding convertible promissory notes are converted or we conduct additional equity offerings, additional Ordinary Shares will be issued, which may result in dilution to our shareholders. Sales of substantial numbers of shares in the public market could adversely affect the market price of our Ordinary Shares. In addition, issuances of a substantial number of shares will reduce the equity interest of our existing investors and could cause a change in control of our company.

Nasdaq may delist our Ordinary Shares from quotation on its exchange, which could limit investors’ ability to sell and purchase our securities and subject us to additional trading restrictions.

The Ordinary Shares are currently listed on the Nasdaq Capital Market under the trading symbol “NAKD”. However, on March 11, 2020, we received a notice from the Nasdaq Listing Qualifications Department stating that, for the previous 30 consecutive business days, the closing bid price for the Ordinary Shares had been below the minimum of $1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that we would be afforded 180 calendar days to regain compliance with the minimum bid price requirement. In addition, Nasdaq has tolled the compliance period from April 16, 2020 through June 30, 2020, due to the impact of COVID-19. Accordingly, we have until November 23, 2020 to regain compliance with the minimum bid price requirement. In order to regain compliance, the closing bid price for the Ordinary Shares must be at least US$1.00 per share for a minimum of ten consecutive business days. The notification letter also stated that in the event we do not regain compliance within the initial 180-day period, we may be eligible for an additional 180 calendar days.

There can be no assurance that we will regain compliance with the minimum bid price requirement within the allotted period, or that we will be able to maintain compliance with the other continued listing requirements under the Nasdaq Listing Rules.

If the Ordinary Shares are not listed on Nasdaq at any time after this offering, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity;

●	a determination that the Ordinary Shares are a “penny stock” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the Ordinary Shares;

●	a limited amount of news and analyst coverage for our company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We do not intend to pay any dividends on our Ordinary Shares at this time.

We have not paid any cash dividends on our Ordinary Shares to date. The payment of cash dividends on our Ordinary Shares in the future will be dependent upon our revenue and earnings, if any, capital requirements, and general financial condition, as well as the limitations on dividends and distributions that exist under the laws and regulations of Australia, and will be within the discretion of our board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends on our Ordinary Shares in the foreseeable future. As a result, any gain you will realize on our Ordinary Shares will result solely from the appreciation of such shares.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not purely historical are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements contained in this Annual Report include, among other things, statements relating to:

●	expectations regarding industry trends and the size and growth rates of addressable markets;

●	our business plan and our growth strategies, including plans for expansion to new markets and new products; and

●	expectations for seasonal trends.

These statements are not assurances of future performance. Instead, they are based on current expectations, assumptions, and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments will be those that have been assumed or anticipated. These forward-looking statements are subject to a number of risks and uncertainties (some of which are beyond our control) that may cause our expectations, assumptions or beliefs to be inaccurate or otherwise cause our actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those risk factors described or incorporated by reference under the heading “Risk Factors” and those risks described from time to time in our filings with the SEC, as well as the following risks:

●	our ability to raise any necessary capital;

●	our ability to maintain the strength of our brand or to expand our brand to new products and geographies;

●	our ability to protect or preserve our brand image and proprietary rights;

●	our ability to satisfy changing consumer preferences;

●	an economic downturn affecting discretionary consumer spending;

●	our ability to compete in our markets effectively;

●	our ability to manage our growth effectively;

●	poor performance during our peak season affecting our operating results for the full year;

●	our indebtedness adversely affecting our financial condition;

●	our ability to maintain relationships with our select number of suppliers;

●	our ability to manage our product distribution through our retail partners and international distributors;

●	the success of our marketing programs;

●	business interruptions because of a disruption at our headquarters;

●	fluctuations in raw materials costs or currency exchange rates;

●	the success of our business restructuring; and

●	the impact of the COVID-19 pandemic.

Should one or more of these risks or uncertainties materialize, or should any of our expectations, assumptions or beliefs otherwise prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

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USE OF PROCEEDS

All the Ordinary Shares sold under this prospectus will be sold or otherwise disposed of for the account of the Selling Shareholders. We will not receive any proceeds from the sale of the Ordinary Shares under this prospectus.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization at January 31, 2020 on an historical basis and on a pro forma basis, after giving effect to the transactions described in the notes table.

You should read this table together with our financial statements and the related notes thereto, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information, incorporated by reference in this prospectus supplement or the accompanying base prospectus from our SEC filings, including our Annual Report. The information presented in the capitalization table below is unaudited.

In Thousands of NZ$ and US$	As at January 31, 2020 (Historical)		As at January 31, 2020 (Pro Forma)(1)
	NZ$	US$ (2)	NZ$	US$ (2)
Borrowings	38,913	25,683	27,876	18,398
Share Capital	170,913	112,327	231,407	152,729
Accumulated Losses	(176,595)	(116,553)	(176,595)	(116,553)
Reserves	118	78	118	78
Total Capitalization	(6,284)	(4,147)	54,930	35,254

(1)	The pro forma information reflects the following transactions:

●	On February 12, 2020, we completed a private placement of a Prior Note and a warrant to purchase Ordinary Shares, for a purchase price of US$3.0m, with a principal balance before discount and expenses of US$3.17m. The holder exercised the right to exchange the warrant for a 5% increase in the balance of the February Note, and as a result the warrant was cancelled, and the balance of the Note was increased by approximately US$0.2m. We also did not timely complete an equity financing and did not timely file a registration statement as required by the Prior Note, and as a result the outstanding balance of the note was subjected to a 10% premium for each such occurrence, or an aggregate of approximately US$0.7m. The Prior Note accrues interest at a rate of 20% per annum, compounded daily.

●	On April 15, 2020, we completed a private placement of a Prior Note and a warrant to purchase Ordinary Shares, for a purchase price of US$1.5m, with a principal balance before discount and expenses of US$1.595m. The holder exercised the right to exchange the warrant for a 5% increase in the balance of the February Note, and as a result the warrant was cancelled, and the balance of the Note was increased by approximately US$0.1m. We also did not timely complete an equity financing and did not timely file a registration statement as required by the Prior Note, and as a result the outstanding balance of the note was subjected to a 10% premium for each such occurrence, or an aggregate of approximately US$0.4m. The Prior Note accrues interest at a rate of 20% per annum, compounded daily.

●	On July 3, 2020, we agreed to exchange one of our outstanding promissory notes, with an outstanding balance of approximately US$1.36m, for 1,666,667 of our Ordinary Shares.

●	From February 1, 2020 through October 23, 2020, an aggregate of US$14.5 million (NZ$22.0 million) of the outstanding balance of the Notes issued in October, November and December 2019 and January 2020, representing all of the outstanding balance of such notes, and US$350,000 (NZ$530,000) of the outstanding balance of the Note issued in February 2020 was converted into 37,141,646 Ordinary Shares.

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●	On July 24, 2020, we completed a private placement of the July Note and the July Purchase Warrant, for a purchase price of US$8.0 million, with an original issue discount of 5%, certain expenses added to the principal balance, and a financing rebate granted to the investor, resulting an initial balance of the July Note of US$8,420,000 (NZ$12,758,000) and net proceeds to us of approximately US$7,200,000 (NZ$10,900,000). The July Note accrues interest at the following rate: (i) for a period of 90 days starting on its issuance date, 2.0% per annum, (ii) for the next 90 days, 10.0% per annum and (iii) thereafter, 15.0% per annum. The July Note has a conversion price of US$0.2424 per share. Between August 25 and September 2, 2020, the Affiliated Holder exercised its right to convert US$1,780,960 in principal amount of the July Note, resulting in the issuance of 7,347,195 Ordinary Shares. On September 3, 2020, we exercised our right to require conversion of the principal amount of the July Note in excess of $2,100,000 and all accrued interest on the July Note. To the extent the Affiliated Holder would have beneficially owned more than 9.9% of our outstanding Ordinary Shares after such required conversion, we issued to the Affiliated Holder “pre-funded” warrants (the “July Pre-Funded Warrants”) in lieu of such shares. As a result, we issued 3,316,521 Ordinary Shares and a July Pre-Funded Warrant to purchase 15,492,344 Ordinary Shares to the Affiliated Holder on September 3, 2020. As of October 23, 2020, the Affiliated Holder had exercised the July Pre-Funded Warrant in full. As of such date, the outstanding balance of the July Note was approximately US$2,106,000 (NZ$3,191,000).

●

Through October 23, 2020, pursuant to the Sales Agreement with Maxim, we have sold an aggregate of 136,432,150 Ordinary Shares for gross proceeds of US$17,823,227 (NZ$27,004,889) and net proceeds of US$17,288,530 (NZ$26,194,742), after payment to Maxim of an aggregate of US$534,697 (NZ$810,147) in commissions.

(2)	In this prospectus certain New Zealand dollar amounts have been translated into United States dollars at the rate as at January 31, 2020 of NZ$1 = US$0.66. Such translations should not be construed as representations that the New Zealand dollar amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

The foregoing table does not take into account the conversion or exercise of the convertible securities and warrants set forth in footnote 2 in “Prospectus Supplement Summary – The Offering.”

You should read this table in conjunction with our consolidated financial statements as at and for the fiscal year ended January 31, 2020, which are incorporated by reference in this prospectus.

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THE PRIVATE PLACEMENT

On October 5, 2020, we entered into a Settlement Agreement with each of the Lenders. Pursuant to the Settlement Agreements, we settled a dispute with the Lenders, in which the Lenders alleged that specific repayment terms of loans made by them were not met as promised and sought repayment of the loans.

The Lenders agreed to finally settle the dispute, and granted a general release and waiver of all claims in favor of us and our affiliates, in consideration for Bendon’s issuance to the Lenders of Bendon Conversion Shares with an aggregate value of US$3,789,654. The Bendon Conversion Shares constitute a separate share class in Bendon, confer no voting rights on the Lenders, have no rights to dividends or distributions by Bendon, have the right to receive any dividends declared and paid by our company on an as-converted basis, are redeemable by Bendon at any time at a price of NZ$1,000 (US$662.90) per share and are redeemable by Bendon at a price of NZ$0.01 per share if a Lender’s Settlement Agreement is terminated.

The Bendon Conversion Shares are convertible into our Ordinary Shares at a conversion price equal to the closing market price of our Ordinary Shares on the trading day immediately preceding the date that the Lender or Bendon, as applicable, delivers a notice of conversion, subject to a floor of $0.05 per share (which minimum amount is subject to equitable adjustment for any share dividend, any subdivision or combination of share capital or any similar transaction), provided that Nasdaq has completed its review of the offering and not raised any objection thereto. Bendon’s right to require a Lender to convert its Bendon Conversion Shares into our Ordinary Shares commences three months after the date that the registration statement of which this prospectus forms a part becomes effective. Bendon may not require more than US$100,000 Bendon Conversion Shares be converted on any day.

The Bendon Conversion shares are not convertible by a Lender or Bendon to the extent that, after giving effect to the issuance of our Ordinary Shares issuable upon such conversion, the Lender or any of its affiliates would beneficially own in excess of 4.9% of the total number of our outstanding Ordinary Shares (the “Maximum Percentage”).

Pursuant to the Settlement Agreements, we agreed to file a registration statement of covering the resale of the Ordinary Shares issuable upon conversion of the Bendon Conversion Shares. The registration statement is required to cover 150% of the number of shares issuable upon conversion of Bendon Conversion Shares, assuming for such purpose that a conversion notice had been delivered on the fifth business day prior to the initial filing of the registration statement. We filed the registration statement of which this prospectus forms a part in order to satisfy our requirements under the Settlement Agreements. We must use our best efforts to have the registration statement declared effective as promptly as practicable.

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SELLING SHAREHOLDERS

The Ordinary Shares being offered by the Selling Shareholder are those issuable to the Selling Shareholders upon conversion of the Bendon Conversion Shares. For additional information regarding the issuance of the Bendon Conversion Shares, see “The Private Placement” above.

As described elsewhere in this prospectus, the Selling Shareholders made certain loans to us and alleged that specific repayment terms of such loans were not met. Except as set forth in this paragraph, and except for the ownership of the Bendon Conversion Shares, the Selling Shareholders have not had any material relationship with us within the past three years. None of the Selling Shareholders is a broker-dealer or an affiliate of a broker-dealer. When we refer to the “Selling Shareholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors, and others who later come to hold any of the Selling Shareholders’ interests in our securities other than through a public sale.

The table below sets forth certain information regarding the Selling Shareholders and their beneficial ownership (as determined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of our Ordinary Shares.

The first column lists the name of each Selling Shareholder. The second column lists the number of Ordinary Shares beneficially owned by the Selling Shareholder as of October 23, 2020, based on its beneficial ownership of the Bendon Conversion Shares, and assuming conversion of the Bendon Conversion Shares in full on that date. The Bendon Conversion Shares may not be converted to the extent the Selling Shareholder or any of its affiliates would beneficially own more than the Maximum Percentage after giving effect to such conversion or exercise. The number of shares in the second column reflects these limitations. The third column lists the Ordinary Shares being offered by this prospectus by the Selling Shareholders and does not take into account the limitations on conversion of the Bendon Conversion Shares. The number of Ordinary Shares set forth in the third column equals 150% of the number of shares issuable upon conversion of Bendon Conversion Shares (based on a closing sale price of the Ordinary Shares of $0.12 on October 6, 2020), which represents a good faith estimate of the maximum number of Ordinary Shares underlying such securities. The number of Ordinary Shares that will actually be issued may be substantially more or less than the number of shares being offered by this prospectus. Because the number of shares in the second column is calculated assuming conversion of the Bendon Conversion Shares based on the price of Ordinary Shares as of October 6, 2020, and taking into account the limitations on conversion described above, while the number of shares being offered by this prospectus is a good faith estimate of the maximum number of Ordinary Shares underlying such securities, without taking into account such limitations, the number of shares being offered by this prospectus as set forth in the third column exceeds the number of shares beneficially owned by the Selling Shareholder as set forth in the second column. The fourth column lists the number of Ordinary Shares beneficially owned by the Selling Shareholders, assuming the issuance and resale of all the shares offered by the Selling Shareholders pursuant to this prospectus.

We are registering the Ordinary Shares in order to permit the Selling Shareholders to offer the Ordinary Shares for resale from time to time. However, the Selling Shareholders may sell all, some or none of its shares in this offering. See “Plan of Distribution.”

	Prior to the Offering	Offered Hereby	After the Offering
Shareholder	Ordinary Shares Beneficially Owned	Ordinary Shares	Ordinary Shares Beneficially Owned(1)	Beneficial Ownership Percentage(1)
Timothy D. Connell(2)	9,194,395	13,750,000	27,728	*
William Gibson(3)	12,056,820	33,620,675	1,171	*

*	Less than 1%.

(1)	Based on 234,001,906 Ordinary Shares outstanding as of October 23, 2020, and assuming the issuance and resale of all of the shares offered by the Selling Shareholder pursuant to this prospectus. The number of shares outstanding excludes 3,345,000 shares that have been sold under the Sales Agreement through October 23, 2020 but not yet issued as of such date, and excludes the shares underlying the convertible securities and warrants set forth in footnote 2 in “Prospectus Supplement Summary – The Offering.”

(2)

The beneficial ownership of Mr. Connell prior to the offering includes (i) 27,728 Ordinary Shares and (ii) the Ordinary Shares issuable under the Bendon Conversion Shares held by Mr. Connell (based on a closing sale price of the Ordinary Shares of $0.12 on October 6, 2020), taking into account the limitations on conversion contained therein. As described elsewhere in this prospectus, the actual number of shares issuable upon conversion of the Bendon Conversion Shares held by Mr. Connell may be substantially more or less than the amounts set forth in the table above, because the Bendon Conversion Shares are convertible at a floating conversion price based on the current market price of our Ordinary Shares. The business address of Mr. Connell is 25 Ti Point Road, 0985 Leigh, New Zealand.

(3)	The beneficial ownership of Mr. Gibson prior to the offering includes (i) 1,171 Ordinary Shares and (ii) the Ordinary Shares issuable under the Bendon Conversion Shares held by Mr. Gibson and Ivory Castle Limited, an entity controlled by Mr. Gibson (based on a closing sale price of the Ordinary Shares of $0.12 on October 6, 2020), taking into account the limitations on conversion contained therein. As described elsewhere in this prospectus, the actual number of shares issuable upon conversion of the Bendon Conversion Shares held by Mr. Gibson and Ivory Castle may be substantially more or less than the amounts set forth in the table above, because the Bendon Conversion Shares are convertible at a floating conversion price based on the current market price of our Ordinary Shares. The business address of Mr. Gibson is 25a Neal Street, London WC2H 9PR United Kingdom. The business address of Ivory Castle Limited is c/o John Gibson, 73 Bluebird Crescent, Unsworth Heights, 0632 Auckland, New Zealand.

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PLAN OF DISTRIBUTION

We are registering the Ordinary Shares issuable upon conversion of the Bendon Conversion Shares to permit the resale of these Ordinary Shares by the Selling Shareholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the Ordinary Shares. We will bear all fees and expenses incident to our obligation to register the Ordinary Shares.

The Selling Shareholders may sell all or a portion of the Ordinary Shares held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Ordinary Shares are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Ordinary Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date the registration statement of which this prospectus forms a part is declared effective by the SEC;

●	broker-dealers may agree with a selling securityholder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

We will pay all expenses of the registration of the Ordinary Shares, estimated to be $46,672 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a Selling Shareholder will pay all underwriting discounts and selling commissions, if any.

The Selling Shareholders may also sell Ordinary Shares under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the Selling Shareholders may transfer the Ordinary Shares by other means not described in this prospectus. If the Selling Shareholders effect such transactions by selling Ordinary Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the Ordinary Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Shareholders may also loan or pledge Ordinary Shares to broker-dealers that in turn may sell such shares.

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The Selling Shareholders may pledge or grant a security interest in some or all of the Ordinary Shares owned by them and, if a Selling Shareholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the Ordinary Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as a selling shareholder under this prospectus. The Selling Shareholders also may transfer and donate the Ordinary Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling shareholders for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the Selling Shareholders and any broker-dealer participating in the distribution of the Ordinary Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Ordinary Shares is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of Ordinary Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholder and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the Ordinary Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Ordinary Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the Selling Shareholders will sell any or all of the Ordinary Shares registered pursuant to the registration statement of which this prospectus forms a part.

The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Ordinary Shares by the Selling Shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Ordinary Shares to engage in market-making activities with respect to the Ordinary Shares. All of the foregoing may affect the marketability of the Ordinary Shares and the ability of any person or entity to engage in market-making activities with respect to the Ordinary Shares.

Once sold under the registration statement, of which this prospectus forms a part, the Ordinary Shares will be freely tradable in the hands of persons other than our affiliates.

Our Ordinary Shares are registered under the Exchange Act and trade on Nasdaq under the symbol “NAKD.”

Our Ordinary Shares are issued in registered form. The transfer agent for our Ordinary Shares is Continental Stock Transfer & Trust Company.

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EXPENSES

The following table sets forth the costs and expenses payable by us in connection with registering the common stock that may be sold by the Selling Shareholders under this prospectus. All amounts listed below are estimates except the SEC registration fee.

Itemized expense	Amount
SEC registration fee	$672
Legal fees and expenses	$25,000
Accounting fees and expenses	$15,000
Transfer agent and registrar fees	$1,000
Miscellaneous	$5,000
Total	$46,672

LEGAL MATTERS

Graubard Miller, New York, New York, is acting as counsel in connection with the registration of our securities under the Securities Act. HWL Ebsworth Lawyers, Sydney, Australia, will pass upon the validity of the Ordinary Shares offered in this prospectus and on matters of Australia law.

EXPERTS

The financial statements as of January 31, 2020 and 2019 and for each of the three years in the period ended January 31, 2020, incorporated by reference in this registration statement, have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 2 to the financial statements) of BDO Audit Pty Ltd, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are an Australian company and our executive offices are located outside of the United States. Certain of our directors and officers and some of the experts in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of Australia would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-3 with respect to the Ordinary Shares offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. The registration statement includes and incorporates by reference additional information and exhibits. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the material terms of such contracts, agreements or documents, but do not repeat all of their terms. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the SEC are available without charge on the website maintained by the SEC at http://www.sec.gov that contains periodic reports and other information regarding registrants that file electronically with the SEC.

We are subject to the information and periodic reporting requirements of the Exchange Act and we file periodic reports and other information with the SEC. These periodic reports and other information are available on the website of the SEC referred to above. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

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INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. This prospectus incorporates by reference our documents listed below:

●	our Annual Report on Form 20-F filed with the SEC on May 8, 2020;

●	our reports on Form 6-K filed with the SEC on February 6, 2020, February 13, 2020, March 11, 2020, March 12, 2020, April 16, 2020, April 30, 2020, May 15, 2020, June 10, 2020, July 8, 2020, July 27, 2020, July 31, 2020, August 19, 2020, August 20, 2020, August 21, 2020, August 31, 2020, September 25, 2020, October 5, 2020 (two reports) and October 6, 2020; and

●	the description of our Ordinary Shares contained in our registration statement on Form 8-A (No. 001-38544) filed with the SEC pursuant to Section 12(b) of the Exchange Act.

We are also incorporating by reference (i) all subsequent Annual Reports on Form 20-F that we file with the SEC and certain reports on Form 6-K that we furnish to the SEC after the date of the initial filing of and prior to the effectiveness of the registration statement of which this prospectus forms a part, and (ii) all such Annual Reports and reports on Form 6-K that we file after the effectiveness of the registration statement of which this prospectus forms a part, until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated (in each case, if such Form 6-K states that it is incorporated by reference into this prospectus).

Any statement contained in a document filed before the date of this prospectus and incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Any information that we file after the date of this prospectus with the SEC and incorporated by reference herein will automatically update and supersede the information contained in this prospectus and in any document previously incorporated by reference in this prospectus.

You should assume that the information appearing in this prospectus and any accompanying prospectus supplement, as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement not delivered with the prospectus. We will provide these reports or documents upon written or oral request at no cost to the requester. Requests for such documents should be made to Naked Brand Group Limited, Attn: Mr. Justin Davis-Rice, c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand. Such documents may also be accessed free of charge on our website at www.nakedbrands.com.

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NAKED BRAND GROUP LIMITED

47,370,675 of Ordinary Shares

October 26, 2020

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.